EXHIBIT 99.1
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[GRAPHIC & PHOTOGRAPHS OMITTED]
                                                     [LOGO -- CANADIAN NATURAL]

                                                            PRESS RELEASE
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    CANADIAN NATURAL RESOURCES LIMITED PRICES C$400 MILLION IN 10 YEAR NOTES
             CALGARY, ALBERTA - MAY 27, 2005 - FOR IMMEDIATE RELEASE


Canadian Natural Resources Limited ("Canadian Natural" or the "Company") has priced C$400 million principal amount of 4.95% unsecured notes due June 1, 2015 which have been sold to investors in Canada. The notes were sold at a price of 99.945% per note to yield 4.957% to maturity.

Net proceeds from the sale of the notes will be used to repay bank indebtedness. The securities have been rated by three rating services: Baa1 by Moody's Investors Service, Inc.; BBB+ by Standard & Poor's Corporation; and BBB (high) by Dominion Bond Rating Service Limited. RBC Capital Markets was co-lead and bookrunner and Scotia Capital acted as co-lead on the offering. BMO Nesbitt Burns and CIBC World Markets acted as co-managers.

The sale of the notes was the first issuance under the short form Canadian base shelf prospectus dated August 1, 2003 which allows for the issuance of debt securities in an aggregate principal amount of up to C$1 billion.

Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore West Africa.


For further information, please contact:

                       CANADIAN NATURAL RESOURCES LIMITED
                           2500, 855 - 2nd Street S.W.
                                Calgary, Alberta
                                     T2P 4J8


TELEPHONE:  (403) 514-7777
FACSIMILE:  (403) 517-7370            ALLAN P. MARKIN              STEVE W. LAUT
EMAIL:      IR@CNRL.COM                      Chairman    Chief Operating Officer
WEBSITE:    www.cnrl.com
                                     JOHN G. LANGILLE            COREY B. BIEBER
TRADING SYMBOL - CNQ                        President             Vice-President
Toronto Stock Exchange                                        Investor Relations
New York Stock Exchange